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SEC
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FEB 24 2017
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17005604

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17356

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accrued Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadhollow Road, Suite PH 02
(No. and Street)

Melville (City) New York (State) 11747-4905 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J. Schoenwald 631 423-7373 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NawrockiSmith LLP
(Name – *if individual, state last, first, middle name*)

290 Broad Hollow Road, Suite 115E (Address) Melville (City) New York (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Schoenwald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accrued Equities, Inc., as of 12/31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

HYUN BANG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA5000986
Qualified In Suffolk County
My Commission Expires August 24, 20

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X Report of Independent Registered Public Accounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Broker Dealer Exemption Report.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Accrued Equities, Inc.:

We have audited the accompanying statement of financial condition of Accrued Equities, Inc. (the "Company") as of December 31, 2016, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accrued Equities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Accrued Equities, Inc.'s financial statements. The supplementary information is the responsibility of Accrued Equities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Melville, New York
February 15, 2017

Nawrocki Smith LLP

ACCRUED EQUITIES, INC.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 669,698
Securities owned:	
Marketable, at market value	165,229
Furniture & fixtures (net of depreciation)	1,773
Accounts receivable	87,363
Prepaid insurance	4,909
Prepaid taxes	8,822
Rent security	2,485
Total assets	$ 940,279

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 18,121
Payroll taxes payable	126
Taxes payable (deferred taxes of $51,800)	57,912
Total liabilities	76,159
Stockholders' equity:	
Common stock, no-par value, authorized 200 shares issued, 200 shares outstanding	40,696
Retained earnings	823,424
Total stockholders' equity	864,120
Total liabilities and stockholders' equity	$ 940,279

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Income
For the Year Ended December 31, 2016

Revenues:		
Commissions		$ 22,919
Underwriting		37,239
Dividends		6,536
Interest		51
Unrealized gain on securities		17,709
Investment advisory fees		1,048,749
Other income		48,845
Total revenues		1,182,048
Expenses:		
Regulatory fees and expenses		12,144
Other expenses:		
Administration/management fees	$ 5,000	
Compensation and benefits - officers	617,444	
Compensation and benefits - employees	238,040	
Advertising & Promotion	56,457	
Rent	37,166	
Postage, dues, supplies and subscriptions	13,196	
Communications	4,316	
Printing	1,166	
Miscellaneous and bank charges	174	
Petty cash, automobile and travel	2,250	
Internet/website expense	5,582	
Seminars, conferences & CPE	129	
Underwriting expense	25,000	
Distribution service fee	41,411	
Accounting and auditing	60,919	
Insurance and bond	9,504	
Computer information technology	3,092	
Total other expenses		1,120,846
Total expenses		1,132,990
Income before income taxes		49,058
Provision for income taxes (Includes deferred income taxes of $19,000)		24,190
Net income		$ 24,868

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows From Operating Activities

Net income	$24,868
Adjustments to reconcile net cash provided by operating activities	
(Increase) decrease in operating assets:	
Accounts receivable	604
Securities segregated under federal and other regulations	(18,235)
Prepaid insurance	(130)
Prepaid taxes	1,432
Increase in operating liabilities:	
Payables to non-customers	8,073
Taxes and deferred taxes payable	16,263
Total adjustments	8,007
Net cash provided by operating activities	32,875
Increase in cash	32,875
Cash at beginning of year	636,823
Cash at end of year	$669,698

Supplemental cash flow disclosure:

Income tax payments	$8,822

The accompanying notes are an integral part of these financial statements.

ACCRUED EQUITIES, INC.
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2016

	Capital Stock Common			Total
	Shares	Amount	Retained Earnings	Stockholders' Equity
Balances at January 1, 2016	200	$ 40,696	$ 798,556	$ 839,252
Net income	-	-	24,868	24,868
Balances at December 31, 2016	200	$ 40,696	$ 823,424	$ 864,120

The accompanying notes are an integral part of these financial statements.

Accrued Equities, Inc.
Notes to Financial Statements
Year Ended December 31, 2016

1. **Organization and Nature of Business:**

Accrued Equities, Inc. (The Company) is a Broker-Dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Investment Advisor for a mutual fund.

The Company is a New York Corporation and has 200 shares of no-par value common stock issued and outstanding. There is no stated value. The U.S. dollar ($) is the functional currency of the Company.

2. **Significant Account Policies:**

Investment Advisory Income:

Investment advisory fees are received from a mutual fund for which the Company provides advisory services. Fees are received monthly.

Distribution and Underwriters Income:

The Company receives commission income from a mutual fund for sub-distribution services to the Fund. Fees are received semi-monthly. Co-underwriting fees are earned via offset for certain expenses of the advisor.

Income Taxes:

The Company is an accrual basis regular corporation. The Company records deferred taxes payable based on the unrealized gains or losses in marketable securities in accordance with FASB Accounting Standards Codification ("ASC") 740, Income Taxes.

Depreciation:

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using various methods, based upon the estimated useful life and salvage value of the asset. The policy of the Company is to capitalize fixed asset acquisitions of $5,000 or greater.

Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash as cash in bank(s).

Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement:

FASB Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Cash and cash equivalents -

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate those assets' fair values.

Fixed income securities -

The fair value of the Company's securities is determined by the quoted market price in active markets.

The following is a summary of the inputs used as of December 31, 2016, in valuing the Company's assets carried at fair value:

	Investments In Securities
Level 1	$ 165,229
Level 2	-
Level 3	-
	$ 165,229

As of December 31, 2016, the Company did not possess any Level 2 or 3 type of assets.

There were no transfers between any levels during the year 2016.

3. Equity:

There was no difference between net capital computation computed by the Company and the audited report. See Schedule I.

4. Related Party Transactions:

The Company has transactions with its president, who is an attorney, and a shareholder. The Company pays its president's law firm for legal and administrative services-although not at arms length, it is considered to be fair by the Company. The balance due to the law firm at December 31, 2016 was $0. In addition, the Company and a mutual fund, New Alternatives Fund, share facilities with the law office. Disbursements for a shared expense, insurance, are made on a basis, which is the opinion of the insurance agent and approved by the Board of Trustees of New Alternatives Fund.

5. Transactions with Affiliates:

Accrued Equities, Inc. is the investment advisor, the co-underwriter and a co-distributor for a mutual fund, New Alternatives Fund. The President and director of Accrued Equities, Inc. is an officer of the Fund.

6. Market Concentrations:

The Company earns substantially all of its income from one mutual fund client.

7. Lease Commitment:

The Company entered into a lease extension for office space effective July 2015. The lease term is for two years. The minimum lease commitment is as follows:

2017	$18,150

8. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $821,347, which was $816,347 in excess of its required net capital of $5,000. The end of the year capital ratio was 1 to 33.72 at December 31, 2016.

9. Income Taxes:

The current and deferred portions of Income Tax Expense included in the Statement of Income.

	Current	Deferred	Total
Federal	$ 3,086	$14,000	$17,086
State and Local	2,104	5,000	7,104
Total	$5,190	$19,000	$24,190

There were no substantial differences between expected income tax expense and the Company's income tax expense as reported in the Financial Statements.

There are no tax positions that the company has taken on federal income tax returns (current and prior three years) that require disclosure. The Company's federal and state income tax returns for the tax years for which applicable statutes of limitation have not expired are subject to examination by the Internal Revenue Service and New York State.

10. Subsequent Events:

The Company has evaluated subsequent events through February 15, 2017, which is the date these financial statements were available to be issued. No events have occurred subsequent to the Statement of Financial Condition date through February 15, 2017, that would require adjustment or disclosure in the financial statements.

Schedule I

Accrued Equities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

Total capital		$ 864,120
		864,120
Deductions and/or charges:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 1,773	
Prepaid taxes	8,822	
Other assets	7,394	17,989
Other deductions and/or charges		
Net capital before haircuts on securities positions (tentative net capital)		846,131
Haircut on securities		
Stocks	24,784	
Undue concentration	-	24,784
Net capital		$ 821,347
Aggregate indebtedness		
Items included in Statement of Financial Condition:		
Other accounts payable and accrued expenses		$ 24,359
Total aggregate indebtedness		$ 24,359
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 1,624
Total		$ 1,624
Minimum dollar net capital requirement		$ 5,000
Excess net capital		$ 816,347
Ratio: Aggregate indebtedness to net capital		1:33.72

SCHEDULE II

Accrued Equities, Inc.
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(i) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

ACCRUED EQUITIES INC.

150 BROADHOLLOW ROAD, SUITE PH 02
MELVILLE, NEW YORK 11747

631 423-7373

February 15, 2017

Accrued Equities, Inc. Exemption Report

ACCRUED EQUITIES, INC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2016, the Company states the following:

- The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provision of 17C.F.R §240.15c3-3(k): (2) (ii).

- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Accrued Equities, Inc.

I, David J. Schoenwald, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

President

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Accrued Equities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Accrued Equities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Melville, New York
February 15, 2017

Nawrocki Smith LLP

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Accrued Equities, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and the SIPC Series 600 Rules, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Accrued Equities, Inc. (the "Company") for the year ended December 31, 2016 and filed with the Securities Investor Protection Corporation ("SIPC") on December 31, 2015, which was agreed to by the Company and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2016, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with PCAOB standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2016 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4) and SIPC Series 600 Rules, and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Accrued Equities, Inc. taken as a whole.

Melville, New York
February 15, 2017

Nawrocki Smith LLP

Securities Investor Protectio... Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affi entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment t
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☑ (IV) the business of rendering investment advisory services to one or more registered inves companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactic securities futures products;

Pursuant to the terms of this form (detailed below).
x [signature] President 12/31/15
Authorized Signature/Title Date

SIPC-3 2016

8-

8-017356 FINRA DEC 11/26/1972
ACCRUED EQUITIES INC
150 BROADHOLLOW RD STE PH 02
MELVILLE, NY 11747

Securities Investor Protection Corporat
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 201

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA"):

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
Interest on Assessments:
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.